UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)
Shopsmith, Inc.
(Name of the Issuer)
Shopsmith, Inc.
John R. Folkerth
Robert L. Folkerth
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
825098106
(CUSIP Number of Class of Securities)
John R. Folkerth
Chief Executive Officer
6530 Poe Avenue
Dayton, Ohio 45414-2591
(937) 898-6070
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)
Copy to:
Joseph M. Rigot
Thompson Hine, LLP
2000 Courthouse Plaza, N.E.
P.O. Box 8801
Dayton, Ohio 45401-8801
(937) 443-6586
This statement is filed in connection with (check the appropriate box):
☑ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☐ c. A tender offer.
☐ d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction valuation* $54,000. Amount of filing fee** $6.36.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
* Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 200,000 Common Shares for $0.27 per share in cash in lieu of issuing fractional shares to holders of less than 500 shares after the proposed reverse/forward stock splits.
** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $54,000 by 0.0001177.

INTRODUCTION
This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, which we refer to herein as the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have meanings given to them in the Proxy Statement.
Item 1. Summary Term Sheet.
The section entitled “Summary Term Sheet” set forth in the Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
The name of the subject company is Shopsmith, Inc. (the “Company”). The Company is an Ohio corporation with its principal place of business located at 6530 Poe Avenue, Dayton, Ohio 45414-2591. The Company’s telephone number is (937) 898-6070.
(b) Securities.
The subject class of equity securities is the Company’s common shares, without par value, (the “Common Shares”) of which 2,605,233 shares were outstanding on August 26, 2005.
(c) Trading, Market and Prices.
The information set forth in the Proxy Statement under “Proposal No. 1 – Market for Common Shares” is incorporated herein by reference.
(d) Dividends.
The information set forth in the Proxy Statement under “Proposal No. 1 – Dividend Policy” is incorporated herein by reference.
(e) Prior Public Offerings.
The Company has not made any underwritten public offering of the Common Shares for cash during the three years preceding the date of the filing of this Schedule 13E-3.
(f) Prior Stock Purchases.
The Company has not made any purchases of Common Shares during the two years preceding the date of the filing of this Schedule 13E-3.
Item 3. Identity and Background of Filing Persons.
(a) Name and Address.
The Company, John R. Folkerth and Robert L. Folkerth each are filing persons. For the purposes of this Schedule, John R. Folkerth and Robert L. Folkerth shall be known collectively as the “Natural Person Filers.” The Company is the subject company. The Company’s business address and business telephone number are provided in Item 2(a) above. The business address and telephone number of John R. Folkerth and Robert L. Folkerth are the same as that of the Company.
The executive officers and directors of the Company are set forth below.
Executive Officers
John R. Folkerth, Chairman and Chief Executive Officer
Robert L. Folkerth, President and Chief Operating Officer
Lawrence R. Jones, Vice President – Operations
Mark A. May, Vice President of Finance and Chief Financial Officer
Board of Directors
John R. Folkerth
Robert L. Folkerth
J. Michael Herr
Edward A. Nicholson
Brady L. Skinner
The address of each executive officer and director of the Company is c/o Shopsmith, Inc., 6530 Poe Avenue, Dayton, Ohio 45414-2591.
John R. Folkerth and Robert L. Folkerth are affiliates of the Company by virtue of the fact that they, together own 28.6% of the outstanding Common Shares and are executive officers and directors of the Company. Robert L. Folkerth is the son of John R. Folkerth.
(b) Business and Background of Entities.
Not applicable.
(c) Business and Background of Natural Persons.
The section entitled “Proposal No. 3” set forth in the Proxy Statement is incorporated herein by reference.
Lawrence R. Jones has served as Vice President – Operations of the Company since August 1999. He served as President of Superay Tool Co., a manufacturer of air tools from 1996 through 1998. After 1998 and before employment with the Company, Mr. Jones served as President of ZLL Marketing, a consulting/sourcing firm.

Mark A. May was named Vice President of Finance and Chief Financial Officer in February 2000. Mr. May has served the Company’s finance department since 1980.
To the Company’s knowledge, during the past five years, neither of the Natural Person Filers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining either Natural Person Filer from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the Directors and Executive Officers of the Company are citizens of the United States of America.
(d) Tender Offer.
Not applicable.
Item 4. Terms of the Transaction.
(a) Material Terms.
The sections entitled “Summary Term Sheet,” “Special Factors” and “Proposal No. 1,” and all subsections thereunder, set forth in the Proxy Statement are incorporated herein by reference.
(b) Different Terms.
The sections entitled “Summary Term Sheet,” “Special Factors – Purpose of the Reverse Stock Split,” “Special Factors – Background to the Reverse Stock Split,” “Special Factors – Reasons for the Reverse Stock Split,” “Special Factors – Reasons for the Forward Stock Split,” “Special Factors – Effects on Shareholders With Fewer than 500 Common Shares,” “Special Factors – Effects on Shareholders with 500 or More Common Shares” and “Proposal No. 1 – Special Interests of Directors, Officers, and the Affiliated Persons in the Reverse Stock Split” set forth in the Proxy Statement are incorporated herein by reference.
(c) Appraisal Rights.
The section entitled “Special Factors – Dissenters’ and Appraisal Rights” set forth in the Proxy Statement is incorporated herein by reference.
(d) Provisions for Unaffiliated Security Holders.
The Company has not made any provision to grant its unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of a filing person.
(e) Eligibility for Listing or Trading.
The sections entitled “Summary Term Sheet,” “Special Factors — Effect of Reverse Stock Split,” “Special Factors – Effects on the Company,” and “Special Factors – Effects on Shareholders with 500 or More Common Shares” set forth in the Proxy Statement are incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions.
The section entitled “Transactions with Management” set forth in the Proxy Statement is incorporated herein by reference.
(b) Significant Corporate Events.

The section entitled “Special Factors – Fairness of the Transaction and Recommendation of the Board” set forth in the Proxy Statement is incorporated herein by reference.
(c) Negotiations or Contacts.
The section entitled “Special Factors – Background to the Reverse Stock Split” set forth in the Proxy Statement is incorporated herein by reference.
(e) Agreements Involving the Subject Company’s Securities.
The sections entitled “Summary Term Sheet,” “Proposal No. 1 – Special Interests of Directors, Officers, and the Affiliated Persons in the Reverse Stock Split,” “Security Ownership of Directors and Officers” and “Executive Compensation” set forth in the Proxy Statement are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired.
The sections entitled “Summary Term Sheet” and “Proposal No. 1 – Reverse Stock Split” set forth in the Proxy Statement are incorporated herein by reference.
(c) Plans.
(1) – (2) None.
(3) The section entitled “Proposal No. 2 – Capital Reduction Amendment” set forth in the Proxy Statement is incorporated herein by reference.
(4) The section entitled “Proposal No. 3 – Election of Directors” set forth in the Proxy Statement is incorporated herein by reference.
(5) None.
(6) – (8) The sections entitled “Summary Term Sheet,” “Special Factors – Purpose of the Reverse Stock Split,” “Special Factors – Background to the Reverse Stock Split,” “Special Factors – Reasons for the Reverse Stock Split,” and “Special Factors – Reasons for the Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) Purposes.
The sections entitled “Summary Term Sheet,” “Special Factors – Purpose of the Reverse Stock Split,” “Special Factors – Background to the Reverse Stock Split,” “Special Factors – Reasons for the Reverse Stock Split,” and “Special Factors – Reasons for the Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.
(b) Alternatives.
The section entitled “Special Factors — Alternatives to the Reverse Stock Split” set forth in the Proxy Statement is incorporated herein by reference.
(c) Reasons.
The sections entitled “Special Factors – Background to the Reverse Stock Split,” “Special Factors – Reasons for the Reverse Stock Split,” and “Special Factors – Reasons for the Forward Stock Split” set forth in the Proxy Statement are incorporated herein by reference.
(d) Effects.
The sections entitled “Special Factors – Effect of the Reverse Stock Split,” “Special Factors – Effects on Shareholders With Fewer than 500 Common Shares,” “Special Factors – Effects on Shareholders with 500 or More Common Shares,” “Proposal No. 1 – Special Interests of Directors, Officers, and the Affiliated Persons in the Reverse Stock Split,” “Special Factors – Federal Income Tax Consequences,” “Proposal No. 1 – Material Federal Income Tax Consequences,” “Fairness of the Transaction and Recommendation of the Board,” and “Special Factors — The Affiliated Persons Position as to the Fairness of and Reasons for the Reverse Stock Split” set forth in the Proxy Statement are incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) Fairness.
The sections entitled “Special Factors — Fairness of the Transaction and Recommendation of the Board,” “Special Factors — Opinion of Financial Advisor” and “Proposal No. 1- Recommendation of the Board” set forth in the Proxy Statement are incorporated herein by reference.
(b) Factors Considered in Determining Fairness.
The sections entitled “Special Factors — Fairness of the Transaction and Recommendation of the Board,” “Special Factors — Opinion of Financial Advisor” and “Proposal No. 1- Recommendation of the Board” set forth in the Proxy Statement are incorporated herein by reference.
(c) Approval of Security Holders.
The transactions contemplated by the Proxy Statement are not structured so that the approval of at least a majority of the Company’s unaffiliated holders of Common Shares is required.
(d) Unaffiliated Representative.
The section entitled “Special Factors — Fairness of the Transaction and Recommendation of the Board” set forth in the Proxy Statement is incorporated herein by reference.
(e) Approval of Directors.
A majority of the directors of the Company who are not employees of the Company approved the transactions contemplated by this Schedule 13E-3.
(f) Other Offers.
The section entitled “Special Factors — Fairness of the Transaction and Recommendation of the Board” set forth in the Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
(a) Report, Opinion or Appraisal
The sections entitled “Special Factors — Fairness of the Transaction and Recommendation of the Board,” and “Special Factors — Opinion of Financial Advisor” set forth in the Proxy Statement are incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal.

The section entitled “Special Factors — Opinion of Financial Advisor” set forth in the Proxy Statement is incorporated herein by reference.
(c) Availability of Documents.
The full text of the fairness opinion of Donnelly Penman & Partners, is annexed to the Proxy Statement as Annex A and is incorporated herein by reference. The Valuation Report of Donnelley Penman & Partners dated June 29, 2005 (“Valuation Report”) is attached hereto as Exhibit (c)(2). The Valuation Report is available for inspection and copying at the Company’s principal executive offices in Dayton, Ohio during the Company’s regular business hours by any interested shareholder of the Company or representative of such holder who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
(a) Source of Funds, (b) Conditions and (c) Expenses.
The section entitled “Special Factors – Source of Funds and Expenses” set forth in the Proxy Statement is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.
Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership.
The sections entitled “Proposal No. 1 — Special Interests of Directors, Officers, and the Affiliated Persons in the Reverse Stock Split,” “Security Ownership of Directors and Officers” and “Executive Compensation” set forth in the Proxy Statement is incorporated herein by reference.
(b) Securities Transactions.
None.
Item 12. The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going Private Transaction.
To the knowledge of the Company, each executive officer, director and affiliate of the Company currently intends to vote the subject securities in favor of each proposal listed in the Proxy Statement.
(e) Recommendations of Others.
The section entitled “Special Factors — Fairness of the Transaction and Recommendation of the Board ” set forth in the Proxy Statement is incorporated herein by reference.
Item 13. Financial Information.
(a) Financial Information
The information and financial statements set forth under the section entitled “Proposal No. 1 – Summary Financial Information” set forth in the Proxy statement are incorporated herein by reference. The Proxy Statement also incorporates by reference the Company’s Annual Report on Form 10-K for the year ended April 2, 2005 and its Quarterly Report on Form 10-Q for the quarter ended July 2, 2005.

(b) Pro Forma Information.
None.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations
None.
(b) Employees and Corporate Assets
Employees of the Company may perform administrative tasks in connection with the transactions contemplated by the Proxy Statement, and they will not be separately compensated for such services.
Item 15. Additional Information.
All of the information set forth in the Proxy Statement and each Exhibit annexed thereto is incorporated herein by reference.
Item 16. Exhibits.
(a) Preliminary Proxy Statement for the Annual Meeting of Shareholders of Shopsmith, Inc.*
(c)(1) Fairness Opinion of Donnelly Penman & Partners dated September 28, 2005.*
(c)(2) Valuation Report of Donnelly Penman & Partners dated June 29, 2005.**
(c)(3) Supplement to Valuation Report of Donnelly Penman & Partners dated September 28, 2005.***

* Incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 20, 2005.
** Incorporated by reference to the Schedule 13E-3 filed with the Securities and Exchange Commission on August 18, 2005.
*** Incorporated by reference to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 3, 2005.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOPSMITH, INC.

Dated: October 20, 2005	By	/s/ Mark A. May

Mark A. May
Vice President of Finance
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2005	/s/ John R. Folkerth

John R. Folkerth
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2005	/s/ Robert L. Folkerth

Robert L. Folkerth

EXHIBIT INDEX
(a) Preliminary Proxy Statement for the Annual Meeting of Shareholders of Shopsmith, Inc.*
(c)(1) Fairness Opinion of Donnelly Penman & Partners dated September 28, 2005.*
(c)(2) Valuation Report of Donnelly Penman & Partners dated June 29, 2005.**
(c)(3) Supplement to Valuation Report of Donnelly Penman & Partners dated September 28, 2005.***

* Incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 20, 2005.
** Incorporated by reference to the Schedule 13E-3 filed with the Securities and Exchange Commission on August 18, 2005.
*** Incorporated by reference to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 3, 2005.